

Mail Stop 3561

July 13, 2018

<u>Via E-mail</u>
Larry R. Curran
Chief Executive Officer
Rooshine, Inc.
105 Pine Creek Trail
Ormond Beach, FL 32174

> **Re:** **Rooshine, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 22, 2018**
> **File No. 024-10858**

Dear Mr. Curran:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Plan of Distribution, page 21</u>

1. We note your disclosure that the "company may offer and sell shares from time to time until all of the shares registered are sold. . .." Please delete your references to "from time to time" and revise your disclosure to clarify that the offering will be conducted as a continuous offering and not on a delayed basis. See Rule 251(d)(3)(F) of Regulation A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Marc J. Adesso
        Waller Lansden Dortch & Davis, LLP